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                                                                 Exhibit (a)(9)

                      MICRON ELECTRONICS, INC. ANNOUNCES
               COMMENCEMENT OF ALL CASH TENDER OFFER TO ACQUIRE
                         NETFRAME SYSTEMS INCORPORATED

  NAMPA, IDAHO -- JUNE 16, 1997. Micron Electronics, Inc. (Nasdaq:MUEI) announced today that its wholly-owned subsidiary, Payette Acquisition Corporation, has commenced an all-cash tender offer to purchase all outstanding shares of Common Stock, par value $.001, of NetFRAME Systems Incorporated (Nasdaq:NETF) at a price of $1.00 per share. The offer and withdrawal rights will expire at 12:00 Midnight, New York City time, on Monday, July 14, 1997, unless the offer is extended.

  The offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration of the offer at least that number of shares that constitute a majority of the then outstanding shares on a fully diluted basis and upon the expiration or termination of all waiting periods imposed upon consummation of the offer by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as certain other conditions described in the Offer to Purchase.

  For additional information regarding the tender offer or for copies of the Offer to Purchase and the related Letter of Transmittal and tender offer materials, please contact MacKenzie Partners, Inc. (1-800-322-2885), the Information Agent for the offer, or Montgomery Securities (1-800-227-4786 (ext. 3076)), the Dealer Manager for the offer.

  Micron Electronics, Inc. and its subsidiaries manufacture electronic products and provide services for a wide range of computing and digital applications. The Company develops, markets, manufactures and supports PC systems for consumer, business, government and educational use. In addition, Micron Custom Manufacturing Services, Inc. provides custom contract manufacturing services to original equipment manufacturers. SpecTek, a division of Micron Electronics, Inc., processes and markets reduced specifications memory components under the SpecTek brand name. Micron Electronics, Inc. common stock trades on the Nasdaq National Market under the symbol MUEI. Micron Electronics, Inc. is majority owned by Micron Technology, Inc. Product information is available by calling 1-800-776-4518 or via the Company's home page on the Internet at http://www.micronpc.com.